 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
______________________

SCHEDULE TO/A

(Amendment No. 4)
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

______________________

JOS. A. BANK CLOTHIERS, INC.

(Name of Subject Company (Issuer))

JOS. A. BANK CLOTHIERS, INC. (ISSUER)

(Names of Filing Persons (Issuer and Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

 480838101

(CUSIP Number of Class of Securities)

Charles D. Frazer, ESQ.

Senior Vice President – General Counsel

JOS. A. BANK CLOTHIERS, INC.

500 HANOVER PIKE

HAMPSTEAD, MD 21074

(410) 239-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Paul T. Schnell, Esq.

Jeremy D. London, Esq.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP

FOUR TIMES SQUARE

NEW YORK, NEW YORK 10036

(212) 735-3000

______________________

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$300,000,000	$38,640

(1)	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated assuming that an aggregate of $300.0 million in value of the common stock, par value $0.01 per share of Jos. A. Bank Clothiers, Inc. will be purchased pursuant to the Offer.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $128.80 per million dollars of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,640	Filing Party: Jos. A. Bank Clothiers, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 19, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on February 19, 2014, as amended and supplemented by Amendment No. 1 to Schedule TO, filed with the SEC on February 24, 2014, Amendment No. 2 to Schedule TO, filed with the SEC on February 24, 2014, and Amendment No. 3 to Schedule TO, filed with the SEC on February 27, 2014 (as amended or supplemented, the “Schedule TO”) relating to the offer by Jos. A. Bank Clothiers, Inc., a Delaware corporation (the “Company”), to purchase an aggregate of up to $300.0 million in value of shares of its common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), at a price of $65.00 per Share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 19, 2014, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. The Amendment is being filed in response to comments of the staff of the SEC and to provide certain other updates.

ITEMS 1 THROUGH 11.

The Offer to Purchase is hereby amended and supplemented as follows:

Section 7, “Conditions of the Tender Offer” is hereby amended and supplemented as set forth below.

The first condition listed on page 12 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

•	the Eddie Bauer Acquisition has not been consummated or the Purchase Agreement has been terminated;

The first full condition on page 13 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

•	any change or combination of changes (or condition, event or development involving a prospective change) has occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or other), operations, licenses, or results of operations of us or any of our subsidiaries or affiliates that is or may be reasonably likely to (i) have a material adverse effect on us or any of our subsidiaries or affiliates; or (ii) have a material adverse effect on the value of the Shares;

The first full condition on page 14 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

•	a tender or exchange offer for any or all of our outstanding Shares (other than this Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or entity or has been publicly disclosed or we shall have entered into a definitive agreement or an agreement in principle with any person with respect to any merger, acquisition, business combination or other similar transaction, other than the Men’s Wearhouse Tender Offer as in effect on the date of commencement of the Offer or by us in connection with the Eddie Bauer Acquisition. On February 24, 2014, Men’s Wearhouse amended its original tender offer, effectively triggering this condition. On February 27, 2014, we issued a press release announcing our Board of Directors' recommendation that stockholders reject the revised tender offer by Men's Wearhouse and not tender their Shares into such tender offer. The press release also publicly disclosed a letter sent by the Company to Men’s Wearhouse stating that, in the Board of Directors’ continuing effort to evaluate which alternative transaction would create the greatest value for the Company’s stockholders, and on the basis of Men Wearhouse’s unsolicited revised proposal indicating a willingness to pay $65.00 per share subject to certain conditions, the Board of Directors authorized the Company to meet with Men’s Wearhouse to establish a process that will enable

Men’s Wearhouse to advise the Board of Directors as to the highest price Men’s Wearhouse is prepared to pay in an acquisition of the Company. The Board of Directors also authorized the Company’s representatives to provide drafts of a merger agreement and a confidentiality agreement to Men’s Wearhouse. As a result of this ongoing process, no decision has been made yet about whether to amend or waive this condition;

Section 10, “Certain Information About the Company” is hereby amended and supplemented as set forth below.

The second paragraph on page 16 of the Offer to Purchase under the heading “Recent Developments—Eddie Bauer Acquisition—Membership Interest Purchase Agreement” is hereby amended and restated in its entirety as follows:

The Purchase Agreement contains certain termination rights for both the Company and Topco LLC, including without limitation (i) the right of either party to terminate the Purchase Agreement if the Eddie Bauer Acquisition is not consummated by June 13, 2014, (ii) our right to terminate the Purchase Agreement to accept an unsolicited superior proposal (as defined in the Purchase Agreement) from a third party with respect to a change of control (as defined herein) of the Company and (iii) the right of Topco LLC to terminate the Purchase Agreement if we receive a proposal of a third party to acquire the Company that we do not reject or recommend against within 20 business days. A “change of control” is defined in the Purchase Agreement as any transaction or series of related transactions (as a result of a tender offer, share exchange, merger, business combination, reorganization, consolidation or otherwise) that results, or would if consummated result, in (w) the stockholders of the Company as of immediately prior to the consummation of such transaction ceasing to be the beneficial owners, directly or indirectly, of at least a majority of the issued and outstanding voting securities of the Company (or the continuing or surviving entity of such transaction) as of immediately following the consummation of such transaction, (x) any other person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) acquiring beneficial ownership, directly or indirectly, of a majority of the then issued and outstanding voting securities of the Company or (y) the sale, exchange, transfer or other disposition of a majority of the then issued and outstanding voting securities of the Company to any other person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) or (z) the sale, lease, exchange, conveyance, transfer or other disposition (for cash, shares of stock, securities or other consideration) of all or a material portion of the property or assets of the Company to any other person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act).

The language on page 16 of the Offer to Purchase under the heading “Recent Developments—Eddie Bauer Acquisition—Standstill and Stockholder Agreement” is hereby amended and restated in its entirety as follows:

In connection with the Purchase Agreement, on February 13, 2014, we also entered into a Standstill and Stockholder Agreement (the “Standstill and Stockholder Agreement”) with Topco LLC. Topco LLC is a portfolio company of investment funds managed by Golden Gate Private Equity, Inc. (“Golden Gate”), a San Francisco-based private equity investment firm with over $12 billion of committed capital. In September 2013, the Company executed a non-binding term sheet with Golden Gate specifying the terms of an equity investment by Golden Gate’s funds in the Company to provide financing for the acquisition proposal the Company made to Men’s Wearhouse in late September 2013, which proposal was terminated by the Company in November 2013.

Topco LLC has agreed, and has agreed to cause certain entities to whom Shares received by Topco LLC in the Eddie Bauer Acquisition are distributed pro rata pursuant to the applicable entity’s organizational documents to agree, subject to certain exceptions, not to take certain actions with respect to the Company during the period prior to and after the closing of the Eddie Bauer Acquisition. The persons to whom Shares may be distributed such that the restrictions in the Standstill and Stockholder Agreement may become applicable to them after the closing of the Eddie Bauer Acquisition consist of the direct and indirect equityholders of Topco LLC, which would become parties to the Standstill and Stockholder Agreement only if and when the Shares are distributed to them (together, the “Standstill Parties”).

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During the Standstill Period (as defined herein), Topco LLC has agreed, and has agreed to cause the Standstill Parties and its and their controlled affiliates, directors, officers and employees to agree, among other things, (A) to certain standstill provisions regarding the Company, including a prohibition on acquiring additional Shares, and (B) not to sell or dispose of any Shares owned by Topco LLC or a Standstill Party or their respective controlled affiliates to any person or “group” if such person or “group” holds or, after giving effect to any such sale or disposition, would own 7.5% or more of our Shares unless such sale has been approved by our Board of Directors. Subject to certain exceptions, Topco LLC or a Standstill Party or their respective controlled affiliates may not dispose of any Shares, including by tendering into any self-tender offer commenced by the Company (including, for the avoidance of doubt, the Offer), until the date that is six months after the closing under the Purchase Agreement (the “Eddie Bauer Closing Date”) at which time such restricted sale provisions will expire with respect to 25% of the Shares received by Topco LLC in the Eddie Bauer Acquisition, and thereafter such restricted sale provisions will expire with respect to an additional 25% of such Shares on the date that is one year after the Eddie Bauer Closing Date, and will expire with respect to all such Shares on the date that is 18 months after the Eddie Bauer Closing Date. Notwithstanding the foregoing, the Standstill and Stockholder Agreement does not restrict Topco LLC, any Standstill Party or any other person from selling or disposing of Shares in connection with a tender offer or other business combination transaction involving the Company or any transaction involving a change of control of the Company, including the Men’s Wearhouse Tender Offer. The Standstill and Stockholder Agreement does not restrict the right of Topco LLC, any Standstill Party or any other person to vote its shares of Company common stock at any annual or special meeting of the stockholders of the Company or otherwise.

The “Standstill Period” is defined in the Standstill and Stockholder Agreement to mean the period beginning on February 13, 2014 and ending on either (A) if the Purchase Agreement is terminated, the date of such termination or (B) if the closing occurs under the Purchase Agreement, the date that is 90 days after the first date after the Eddie Bauer Closing Date that Topco LLC and its affiliates and certain specified Standstill Parties (whether or not affiliates), taken together, cease to beneficially own in the aggregate at least 5% of the issued and outstanding Shares of the Company.

Pursuant to the Standstill and Stockholder Agreement, upon the closing under the Purchase Agreement for so long as Topco LLC and the affiliated Standstill Parties, taken together, hold (A) at least the greater of (i) 10% of the total number of Shares then outstanding and (ii) the minimum percentage of the total number of Shares then outstanding that must be beneficially owned by a stockholder of the Company to appoint two directors in accordance with the rules of NASDAQ, Topco LLC shall have the right to designate two members of our Board of Directors or (B) less than the amount determined pursuant to clause (A), but at least 5%, of the total number of Shares then outstanding, Topco LLC shall have the right to designate one member of our Board of Directors. We have agreed to use our reasonable best efforts to facilitate the appointment, nomination and election of the individuals designated by Topco LLC to be members of our Board of Directors, subject to the review and approval by our Board of Directors and the Nominating and Governance Committee of our Board of Directors.

The foregoing descriptions of the Purchase Agreement and the Standstill and Stockholder Agreement do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Standstill and Stockholder Agreement that were previously filed as Exhibits 2.1 and 10.1, respectively, to our Current Report on Form 8-K, filed on February 14, 2014. The information contained on Eddie Bauer’s website or connected to Eddie Bauer’s website is not incorporated by reference into this Offer to Purchase and should not be considered part of the Offer.

The language on page 20 of the Offer to Purchase under the heading “Recent Developments—Eddie Bauer Acquisition—Antitrust Filings” is hereby amended and supplemented by adding the following at the end thereof :

On February 27, 2014, the Company announced that the FTC had granted early termination of the waiting period under the HSR Act.

The language under the heading “Recent Developments—Eddie Bauer Acquisition” is hereby amended and supplemented by adding the following at the end thereof :

Transaction Expenses

We expect expenses of the Eddie Bauer transaction to be approximately $74.0 million.

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The introduction to Section 11, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” and the language under the heading “Security Ownership by Principal Stockholders and Management” is hereby amended and restated in its entirety as follows:

A list of our directors and executive officers as of February 26, 2014 is attached to this Offer to Purchase as Schedule I. As of February 26, 2014, there were 27,988,392 Shares issued and outstanding.

As of February 26, 2014, our directors and executive officers as a group (11 persons) owned an aggregate of 463,924 Shares (which includes equity awards that are scheduled to vest on or prior to April 27, 2014), representing approximately 1.7% of the total number of outstanding Shares. Our directors and executive officers are entitled to participate in the Offer on the same basis as all other stockholders. However, our directors and executive officers have advised us that they do not intend to tender their Shares in the Offer (including Shares they are deemed to beneficially own). In addition, Topco LLC will not participate in the Offer and we are not aware of any of our other affiliates that intend to tender any Shares in the Offer.

After the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions, including through one or more pre-arranged stock trading plans in accordance with Rule 10b5-1 of the Exchange Act, at prices that may be more favorable than the purchase price to be paid to our stockholders in the Offer.

Security Ownership by Principal Stockholders and Management

The following table sets forth information with respect to the beneficial ownership of the Shares as of February 26, 2014 (except where otherwise indicated), by each person or entity known by us to beneficially own more than 5% of the outstanding shares of Company common stock, by each of our directors, by each of our executive officers and by all of our directors and executive officers as a group. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons listed in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Name and Address* of Beneficial Owner	Shares Beneficially Owned**
	Number	Percent
Byron L. Bergren	—	—
R. Neal Black(1)	173,406	***
James H. Ferstl(2)	10,750	***
Andrew A. Giordano(3)	43,210	***
Robert B. Hensley(4)	42,103	***
William E. Herron(5)	21,690	***
Gary M. Merry(6)	20,491	***
Sidney H. Ritman(7)	26,469	***
James W. Thorne(8)	15,000	***
David E. Ullman(9)	56,853	***
Robert N. Wildrick(10)	53,952	***
FMR LLC(11)	3,766,436	13.5%
BlackRock, Inc.(12)	2,634,278	9.4%
The Vanguard Group, Inc.(13)	1,794,703	6.4%
All directors and executive officers as a group (11 persons)(14)	463,924	1.7%

*	Unless otherwise indicated, the address of each beneficial owner is c/o Jos. A. Bank Clothiers, Inc., 500 Hanover Pike, Hampstead, MD, 21074 (“Company Headquarters”). The address for each beneficial owner, if not Company Headquarters, is provided in such owner’s footnote.

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**	Unless otherwise indicated by footnote, the Shares beneficially owned consist exclusively of shares of common stock. If indicated by footnote, the Shares beneficially owned consist of shares of common stock and one or both of the following: (a) shares of common stock deliverable by the Company within 60 days of February 26, 2014 as a result of the vesting of restricted stock units granted under the 2010 Equity Incentive Plan (as defined herein); and (b) stock units held under the Company’s 2010 Deferred Compensation Plan (as defined herein). Beneficial ownership is determined in accordance with the rules of the Commission and includes voting and/or investment power with respect to Shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all Shares beneficially owned. Percentage ownership is calculated based on 27,988,392 Shares outstanding as of February 26, 2014, plus the number of stock units held for the account of the applicable individual(s) under the Company’s 2010 Deferred Compensation Plan and the number of restricted stock units which will vest in the applicable individual(s) within 60 days of February 26, 2014. To our knowledge and based on reviews of Schedules 13D and Schedules 13G filed with the Commission, except as disclosed in this table, no other stockholder beneficially owned more than 5% of our outstanding shares of common stock as of February 26, 2014.

***	Represents less than 1%.

(1)	Mr. Black’s shares consist of 140,757 shares of common stock and 32,649 shares of common stock deliverable by the Company within 60 days of February 26, 2014 as a result of the vesting of Performance restricted stock units granted to Mr. Black under the 2010 Equity Incentive Plan.

(2)	Mr. Ferstl’s shares consist of 4,750 shares of common stock and 6,000 stock units held for the account of Mr. Ferstl under the Company’s 2010 Deferred Compensation Plan.

(3)	Mr. Giordano’s shares consist of 39,460 shares of common stock and 3,750 stock units held for the account of Mr. Giordano under the Company’s 2010 Deferred Compensation Plan.

(4)	Mr. Hensley’s shares consist of 39,025 shares of common stock and 3,078 restricted stock units which will vest within 60 days of February 26, 2014.

(5)	Mr. Herron’s shares consist of 13,440 shares of common stock and 8,250 stock units held for the account of Mr. Herron under the Company’s 2010 Deferred Compensation Plan.

(6)	Mr. Merry’s shares consist of 17,413 shares of common stock and 3,078 restricted stock units which will vest within 60 days of February 26, 2014.

(7)	Mr. Ritman’s shares consist of 12,049 shares of common stock and 14,420 stock units held for the account of Mr. Ritman under the Company’s 2010 Deferred Compensation Plan.

(8)	Mr. Thorne’s shares consist of 8,147 shares of common stock, 3,775 stock units held for the account of Mr. Thorne under the Company’s 2010 Deferred Compensation Plan and 3,078 restricted stock units which will vest within 60 days of February 26, 2014.

(9)	Mr. Ullman’s shares consist of 50,000 shares of common stock, 3,775 stock units held for the account of Mr. Ullman under the Company’s 2010 Deferred Compensation Plan and 3,078 restricted stock units which will vest within 60 days of February 26, 2014.

(10)	Mr. Wildrick’s shares consist of 45,702 shares of common stock and 8,250 stock units held for the account of Mr. Wildrick under the Company’s 2010 Deferred Compensation Plan.

(11)	The information in the table above and in this footnote is based on a Schedule 13G

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(Amendment No. 8) filed with the Commission on February 14, 2014. According to the aforementioned Schedule 13G, the reporting persons reported sole voting power with respect to 250,003 shares, sole dispositive power with respect to 3,766,436 shares, and no shared voting or dispositive power. The address of reporting persons is 245 Summer Street, Boston, MA 02210.

(12)	The information in the table above and in this footnote is based on a Schedule 13G (Amendment No. 4) filed with the Commission on January 29, 2014. BlackRock, Inc. (“BlackRock”) reported sole voting power with respect to 2,544,640 shares, sole dispositive power with respect to 2,634,278 shares, and no shared voting or dispositive power. The address of BlackRock is 40 East 52nd Street, New York, NY 10022.

(13)	The information in the table above and in this footnote is based on a Schedule 13G (Amendment No. 2) filed with the Commission on February 11, 2014. The Vanguard Group, Inc. (“Vanguard”) reported sole voting power with respect to 41,288 shares, no shared voting power, sole dispositive power with respect to 1,755,527 shares, and shared dispositive power with respect to 39,176 shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(14)	Consists of: Byron L. Bergren, R. Neal Black, James H. Ferstl, Andrew A. Giordano, Robert B. Hensley, William E. Herron, Gary M. Merry, Sidney H. Ritman, James W. Thorne, David E. Ullman and Robert N. Wildrick.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2014

JOS A. BANK CLOTHIERS, INC..

By:	/s/ Charles D. Frazer
Name: Charles D. Frazer
Title: Senior Vice President – General Counsel

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